
October 29, 2013

Via E-Mail
Mr. E. J. Bird, Chief Financial Officer
Sears Canada, Inc.
290 Yonge Street, Suite 700
Toronto, Ontario, Canada, M5B 2C3

  Re: Sears Canada, Inc.
    Form 40-F for Fiscal Year Ended February 2, 2013
    Filed March 15, 2013
    File No. 000-54726

Dear Mr. Bird:

  We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

      Sincerely,

      /s/ James Allegretto for

      Jennifer Thompson
      Accounting Branch Chief